UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

Southfield Energy Corporation
(a Nevada corporation)

SEC File Number: 333-162029

Check One:	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR	☐ Form N-CSR
For the period ended: September 30, 2010

☐   Transition Report on Form 10-K
☐   Transition Report on Form 20-F
☐   Transition Report on Form 11-K
☐   Transition Report on Form 10-Q
☐   Transition Report on Form NSAR
For the transition period ended:  Not Applicable

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Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I -- REGISTRANT INFORMATION

Southfield Energy Corporation
Full Name of Registrant

Former Name if Applicable

1240 Blalock Rd., Suite 150
Address of Principal Executive Office (Street and Number)

Houston, TX 77055
City, State and Zip Code

PART II--RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rules 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒
(b)  The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Significant third party information as well as the company’s financial statements required for the filing of its report on form 10-Q are not currently available and could not be made available without unreasonable effort and expense.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Chet Gutowsky	713	266-3700
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 for Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).      Yes ☒ No ☐

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal years will be reflected by the earning statements to be included in the subject report or portion thereof?  Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Explanation Referred to in Part IV, Item (3) of Form 12b-25:

The information provided in this disclosure should not be deemed a full disclosure of the company’s financial position and results of operations for the six months ended June 30, 2010.  Reference should be made to the company’s Registration Statement on Form S-1 previously filed with the Securities and Exchange Commission and effective as of February 11, 2010, and previously filed annual and quarterly reports.

The company experienced similar operating, financial and economic factors during the three and six months ended June 30, 2010 to those occurring in the three months ended March 31, 2010. Therefore, the quantitative and qualitative information concerning the Company’s results of operations for the three months ended March 31, 2010 and in the accompanying management discussion and analysis included in the 2009 annual report is indicative of the results of operations expected for the six months ended June 30, 2010.

By extrapolating the results of operations for the three months ended March 31, 2010, the Company anticipates that its results of operations for the three and six months ended June 30, 2010 will be similar to those of the prior quarter.  However, as a subsequent event to period ended June 30, 2010, the company sold its working interest in the Mary King Estell lease and no longer holds oil and gas assets. The company expects to file its 10-Q for the period ended June 30, 2010, including reviewed financial statements, by August 20, 2010.

Southfield Energy Corporation
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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: November 15, 2010	Southfield Energy Corporation

Name: Chet Gutowsky
Title: CEO

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001)